December 7, 2015

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: AmericaFirst Quantitative Funds, File Nos. 333-179594 and 811-22669

Dear Sir/Madam:

On behalf of AmericaFirst Quantitative Funds, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 13 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to include short selling among the principal investment strategies and include related risk disclosures for AmericaFirst Quantitative Strategies Fund and AmericaFirst Income Trends Fund.

On behalf of the Trust, we hereby request selective review of the Amendment. The Prospectus and Statement of Additional Information ("SAI") of the AmericaFirst Quantitative Strategies Fund and AmericaFirst Income Trends Fund are substantially similar to the prospectus and SAI of the Funds’ current Prospectus and SAI, previously reviewed by the Commission’s staff, except as noted herein. The following sections of the Prospectus are materially different than the Funds’ current prospectus: Fee Table (including the Expense Example), Principal Investment Strategies and Principal Risks. Performance information will be updated after the year end passes.

If you have any questions, please contact Parker Bridgeport 614-469-3238.

Very truly yours,

/s/ Parker Bridgeport